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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2017

Commission File Number: 001-36614

Alibaba Group Holding Limited
(Registrant's name)

c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay
Hong Kong
(Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

 Incorporation by Reference

       This Form 6-K, including the exhibits hereto, is incorporated by reference into: (1) the Registration Statement on Form F-3 to be filed by Alibaba Group Holding Limited (the "Company") with the Securities and Exchange Commission on or around the date hereof; and (2) the Registration Statements on Form S-8 (No. 333-199133, No. 333-214595 and No. 333-219292) of the Company.

Explanatory Note

  Explanatory note to Exhibit 99.1

       In order to conform with requirements contained in an accounting standards update related to the presentation of deferred income taxes, which became effective subsequent to March 31, 2017, the Company is furnishing Exhibit 99.1 to this report on Form 6-K to simplify the presentation of certain financial information previously reported in the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2017 (the "2017 Form 20-F"). The updates do not represent a restatement of previously issued financial statements. The audited financial statements are presented in Exhibit 99.1 to this Form 6-K.

       In November 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes," which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The new guidance has been adopted by the Company retrospectively to all periods presented.

       The rules of the Securities and Exchange Commission require that when a registrant prepares a new registration, proxy or information statement (or amends a previously filed registration, proxy, or information statement) that includes or incorporates by reference financial statements on or after the date a registrant reports an accounting change, such as the change noted above, the registrant must reflect the effect of certain reclassifications as a result of the adoption of the new guidance on the financial statements as of March 31, 2016 and 2017.

       Exhibit 99.1 to this Form 6-K does not reflect events occurring after the filing of the 2017 Form 20-F and does not modify or update the disclosures therein in any way, other than to conform with the requirements contained in ASU 2015-17 as described above.

  Explanatory note to Exhibit 99.2

       The Company is furnishing its unaudited condensed consolidated interim financial statements for the six months ended September 30, 2017 in Exhibit 99.2 to this report on Form 6-K.

 SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED
By:	/s/ MAGGIE WEI WU
	Name:	Maggie Wei Wu
	Title:	Chief Financial Officer

Date: November 24, 2017

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Updated Part II, Item 18. Financial Statements, from the Company's Annual Report on Form 20-F for the year ended March 31, 2017, as filed with the Securities and Exchange Commission on June 15, 2017
99.2	Unaudited Condensed Consolidated Interim Financial Statements—Alibaba Group Holding Limited
99.3	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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Incorporation by Reference
Explanatory Note
SIGNATURES
EXHIBIT INDEX